The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, dated March 23, 2011

Preliminary Prospectus Supplement (to Prospectus dated November 10, 2009)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-163014

                                 Shares

Common Shares

We are offering                              of our common shares, $0.01 par value per share (the “Common Shares”). Our Common Shares are listed on The NASDAQ Global Select Market under the symbol “FDEF.” On March 22, 2011, the last reported sale price of our Common Shares on The NASDAQ Global Select Market was $14.07 per share.

Our Common Shares are not savings accounts, deposits or other obligations of a bank or depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our Common Shares involves risks. See “RISK FACTORS” beginning on page S-7 to read about the factors you should consider before making your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price Per Common Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriter may also purchase up to an additional                              Common Shares within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriter expects to deliver the Common Shares in book-entry form only, through the facilities of The Depository Trust Company on or about                             , 2011.

Keefe, Bruyette & Woods

Prospectus Supplement dated                             , 2011

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and Keefe, Bruyette & Woods, Inc., as underwriter, has not, authorized anyone to provide you with any other or different information. If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus supplement, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of its respective date, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sales of our Common Shares. Our business, financial condition, results of operations and prospects may have changed since such dates.

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under the shelf registration statement, we may offer and sell Common Shares or other securities described in the accompanying prospectus in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our Common Shares and other information you should know before investing in our Common Shares. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement and you should rely only on such modified or superseded statements. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the headings “WHERE YOU CAN FIND MORE INFORMATION” and “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE” before investing in our Common Shares.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “we,” “us,” “our” or similar references mean First Defiance Financial Corp.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The reports, proxy statements and other information that we file with the SEC are available to the public from the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available through our Internet site at http://www.fdef.com. Other than any documents expressly incorporated by reference, the information on the SEC website and on our website is not a part of, and is not incorporated into, this prospectus supplement. You may also read and copy any document we file with the SEC by visiting the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus supplement and the accompanying prospectus information in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information that is modified or superseded by subsequent incorporated documents or by information that is included directly in this prospectus supplement. We incorporate by reference the documents listed below and, except as otherwise noted below, any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the time that we sell all the securities offered by this prospectus supplement and the accompanying prospectus:

S-ii

—

Annual Report on Form 10-K for the fiscal year ended December 31, 2010, including any amendments thereto and any information specifically incorporated by reference in our Form 10-K from our definitive Proxy Statement for our 2011 annual meeting of shareholders filed on March 21, 2011;

—	Current Reports on Form 8-K filed on January 25, 2011 and March 4, 2011; and

—

the description of our Common Shares set forth in the Registration Statement we filed with the SEC on Form 8-A on September 25, 1995, including any amendment or report filed with the SEC for the purpose of updating this description.

Pursuant to General Instruction B of Form 8-K, any information furnished pursuant to “Item 2.02. Results of Operations and Financial Condition” or “Item 7.01. Regulation FD Disclosure” of Form 8-K is not deemed to be “filed” for purposes of Section 18 of the Exchange Act, and we are not incorporating by reference any information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K into this prospectus supplement or the accompanying prospectus.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement (other than exhibits, unless they are specifically incorporated by reference in the documents). Requests should be directed to: First Defiance Financial Corp., 601 Clinton Street, Defiance, Ohio 43512-3272, Attention: Donald P. Hileman, telephone number: (419) 782-5015.

NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act with respect to our financial condition, results of operations, cash flows, plans, objectives, strategies, targets, prospects and business. Forward-looking statements reflect our expectations, estimates or projections concerning future results or events. These statements are generally identified by the use of forward-looking words or phrases such as “believe,” “strategy,” “expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Forward-looking statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by the forward-looking statements. We cannot assure you that any of our expectations, estimates or projections will be achieved and you should not place undue reliance on forward-looking statements.

The risk factors set forth under the section captioned “RISK FACTORS” or incorporated by reference above could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

The forward-looking statements included or incorporated by reference in this prospectus supplement are only made as of the date of this prospectus supplement or the respective document incorporated by reference herein, as applicable, and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. See the section above captioned “WHERE YOU CAN FIND MORE INFORMATION.”

Numerous factors and events could cause our actual results to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

—	Local, regional, national and international economic conditions and the impact they may have on us and our customers;

—	Volatility and disruption in national and international financial markets;

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—	The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we must comply;

—

The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standards setters;

—	Government intervention in the U.S. financial system, including changes in trade, monetary and fiscal policies and laws;

—	Changes in the level of nonperforming assets and charge-offs;

—	Changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

—	Acquisitions and integration of acquired businesses;

—	Changes in consumer spending, borrowings and savings habits;

—	Changes in the financial performance of our borrowers;

—	Inflation, interest rates, securities markets and monetary fluctuations;

—	The timely development and acceptance of new products and services and perceived overall value of these products and services by users;

—	Technological changes;

—	Our ability to increase market share and control expenses;

—	Changes in the competitive environment among financial holding companies and other financial service providers;

—

The costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews;

—	Greater than expected costs or difficulties related to the integration of new products and lines of business;

—	Political instability;

—	Acts of God or of war or terrorism;

—	The risks and uncertainties described in the “RISK FACTORS” section below; and

—	Our success at managing the risks involved in the foregoing items.

The list of factors above is illustrative but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All subsequent written and oral forward-looking statements concerning the matters addressed in this prospectus supplement and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement and in the accompanying prospectus, including the information incorporated by reference in each. To the extent the following information is inconsistent with the information in the accompanying prospectus, you should rely on the following information. You should pay special attention to the “RISK FACTORS” section beginning on page S-7 of this prospectus supplement and the risks described in the other documents incorporated by reference herein to determine whether an investment in our Common Shares is appropriate for you.

First Defiance Financial Corp.

First Defiance Financial Corp. is a unitary thrift holding company that was incorporated in Ohio in June 1995. We operate two subsidiaries, First Federal Bank of the Midwest (“First Federal”) and First Insurance and Investments, Inc. (“First Insurance”). First Federal is a federally chartered stock savings bank that provides financial services to communities based in northwest Ohio, northeast Indiana, and southeastern Michigan. First Federal operates 33 full service banking centers throughout 12 counties in northwest Ohio, one county in northeast Indiana, and one county in southeastern Michigan. First Insurance is an insurance agency that conducts business in the Defiance, Archbold, Bryan and Bowling Green, Ohio areas. First Insurance offers property and casualty insurance, life insurance and group health insurance.

Founded in 1920 as Northwest Savings and Loan Company, First Federal was chartered in 1935 as a federal mutual savings and loan company. First Federal converted to a mutual holding company and issued its first stock to the public and employees in 1993. In September 1995, First Federal converted to a full stock company and, in the process First Defiance was created as its holding company. Our common stock is currently listed on the NASDAQ Global Select Market under the ticker symbol “FDEF”.

At December 31, 2010, we had consolidated assets of $2.04 billion, consolidated deposits of $1.58 billion, and consolidated stockholders’ equity of $240.3 million.

Our principal executive offices are located at 601 N. Clinton Street, Defiance, Ohio 43512, and our telephone number is (419) 782-5015.

Business Operations and Strategy

Through our subsidiaries, we focus on traditional banking products, as well as property and casualty, life, and group health insurance products. First Federal’s banking activities include trust and wealth management services, traditional depository services, and the origination and servicing of residential, commercial, and consumer loans. First Insurance’s insurance activities consist primarily of commissions relating to the sale of property and casualty, life, and group health insurance products.

Our operating objectives include in-market diversification, growth of fee-based income, and franchise expansion through organic growth and acquisition opportunities of financial institutions, branches and other financial service businesses. We emphasize a “Customer First” philosophy grounded in long-term relationships based on top-quality service, high ethical standards and safe and sound asset management. A high degree of customer loyalty and profitable core relationships are key to our strategy. We attempt to differentiate our company from competitors by positioning First Federal as a locally oriented, community-based financial services organization. Local market orientation is reflected in our market area management and local advisory boards, which are comprised of local business persons, professionals and other community representatives. We proudly use the slogan “Bank with the people you know and trust” as an indication of our commitment to local, responsive, personalized service.

Recent Developments

Two-Month Period Ended February 28, 2011. The following is a discussion of certain unaudited financial information as of and for the two-month period ended February 28, 2011. Our first quarter of 2011 has not yet concluded. Accordingly, all of the following results are preliminary in nature and are based upon currently available information. In the opinion of our management, such unaudited financial information includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our financial position and results of operations for such periods, but may not include normal quarter-end adjustments.

The following results are also subject to further revision based upon final actual results for the entire quarter ending March 31, 2011, our review and the review of our independent auditors of such quarterly results and an audit by our independent auditors of our annual results for the year ending December 31, 2011. Therefore, no assurance can be given that, upon completion of our review and the review of our independent auditors, we will not report materially different financial results than those set forth below. In addition, we cannot assure you that our results for this period will be indicative of our results for the entire quarter ending March 31, 2011, or for the entire year ending December 31, 2011.

Financial highlights for the two-month period ended February 28, 2011 include the following:

—

Total assets increased $4.1 million to approximately $2.0 billion, total loans decreased $53.5 million to approximately $1.5 billion, total deposits increased $14.6 million to approximately $1.6 billion, and stockholders’ equity increased $2.3 million to approximately $242.6 million.

—

Total loans decreased $53.5 million during the two-month period ended February 28, 2011, reflecting loan repayments and payoffs outpacing loan production. The decrease in total loans was most significant in two loan categories: commercial loans decreased approximately $25.9 million, including customer pay downs of $13.2 million on one loan; and commercial real estate decreased approximately $14.9 million, including one customer payoff of $6.5 million. We have experienced weaker loan demand over the last year as customers’ needs and borrowing patterns have changed in the weakened economy.

—	Nonperforming loans were approximately $49.3 million, or 3.36% of total loans, at February 28, 2011, compared to $47.0 million, or 3.10% of total loans, at December 31, 2010.
—

The allowance for loan losses stood at approximately $40.4 million, or 2.75% of total loans, as of February 28, 2011, compared to $41.1 million, 2.70% of total loans, as of December 31, 2010. The allowance for loan losses as a percentage of nonperforming loans decreased to 81.89% at February 28, 2011 from 87.33% at December 31, 2010, due primarily to the increase in nonperforming loans.

—

Our investment portfolio increased $8.1 million during the two-month period. The majority of the securities purchased were mortgage-backed or U.S. Agency securities guaranteed by the Federal National Mortgage Association or Federal Home Loan Mortgage Corporation. At February 28, 2011, our securities available for sale portfolio included $1.1 million of net unrealized gains, which represented a $1.1 million improvement from $49,000 at December 31, 2010.

—	Total Federal Home Loan Bank (“FHLB”) advances decreased $10.0 million.
—

First Federal’s consolidated Leverage Capital Ratio was 10.91%, Tier-1 Risk-Based Capital Ratio was 13.35%, and Total Risk-Based Capital Ratio was 14.60%, all of which exceeded the regulatory thresholds to be considered “well-capitalized” and the capital targets set by our board, as described below.

—	Book value per common share was $25.28.

Below is a year-to-date comparison of the Statement of Operations for the two-month period ended February 28, 2011 and 2010.

	For the Two Months Ended February 28,
	2011		2010
STATEMENT OF OPERATIONS DATA		(unaudited)
		(In thousands)

Net interest income	$11,269		$11,313
Provision for loan losses	2,118		2,685
Net interest income after provision for loan losses	9,151		8,628
Non-interest income (1)	3,624		3,910
Non-interest expense (2)	10,179		9,865
Income before income taxes	2,596		2,673
Federal income tax	765		893
Net income	1,831		1,780
Dividends accrued on preferred shares	(308)		(308)
Accretion on preferred shares	(27)		(27)
Net income available to common shares	1,496		1,445

(1)	The decrease in non-interest income is mainly related to the decline in not sufficient funds fees caused primarily by new regulations and a decline in gain on sale of loans. These declines were partially offset by an increase in insurance revenues due to the acquisition of the Andres O’Neil Insurance Agency medical benefits line of business by First Insurance in May 2010.
(2)	The increase in non-interest expense is mainly due to the acquisition of five employees associated with acquisition of the medical benefits line of business of the Andres O’Neil Insurance Agency in May 2010.

Memorandum of Understanding

On December 10, 2009, we entered into a memorandum of understanding (“MOU”) with the Office of Thrift Supervision (“OTS”). An MOU is a tool employed by the OTS and other bank regulatory agencies to address areas of concern to the regulator. The MOU required us to submit a capital plan to the OTS that included capital targets that were commensurate with our risk profile and specific strategies for increasing and maintaining capital at targets to be established by our board of directors. At December 31, 2010, our consolidated regulatory capital ratios exceeded those targets established by the board of directors as part of the capital plan. The MOU also requires that we obtain written non-objection from the OTS before paying any dividends, including dividends on our Common Shares, or incurring, issuing, renewing, or rolling over any indebtedness. The MOU was amended on February 8, 2011 to include a requirement that we submit a three-year cash flow plan that included, among other things, strategies regarding meeting our debt obligations. On February 15, 2011, we made our quarterly dividend payment on the Series A Preferred Shares (as defined below) without first filing a prior notice requesting the written non-objection of the OTS, as required by the MOU. While the payment of this dividend without OTS written non-objection was not technically in compliance with the MOU, we do not believe the OTS will take any adverse action against us. Other than the foregoing, we believe that we are currently in compliance with our MOU.

First Federal also entered into an MOU with the OTS on December 10, 2009. The principal terms of First Federal’s MOU relate to its risk profile and asset quality. Specifically, First Federal agreed to, among other things, develop a three-year business plan that set forth plans and strategies to maintain adequate capital levels in relation to classified assets and its general and specific reserves for loans and lease losses. At December 31, 2010, First Federal’s regulatory capital ratios exceeded the minimum regulatory thresholds for First Federal to be considered “well-capitalized.” First Federal’s MOU was also amended on February 8, 2011 to require that it submit a liquidity and funds management policy to the OTS that included alternative funding sources for meeting extraordinary demands or to provide liquidity. We believe that First Federal is currently in compliance with its MOU.

Participation in the Capital Purchase Program

On December 5, 2008, we issued $37.0 million of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Shares”), to the United States Department of the Treasury (the “U.S. Treasury”) pursuant to its Capital Purchase Program (the “CPP”), together with a warrant to purchase up to 550,595 Common Shares at an initial exercise price of $10.08 per share (the “Warrant”). According to the terms of the Warrant, if, prior to the earlier of December 5, 2011 and the date on which the U.S. Treasury no longer holds the Warrant, we issue Common Shares at a price per share that is less than 90% of the market price, the number of Common Shares underlying the Warrant may be increased and the exercise price per share of the Warrant may be adjusted as set forth in the terms of the Warrant, unless the offering constitutes a “permitted transaction” as defined in the Warrant. Therefore, the Warrant terms may be adjusted as a result of this offering.

Application for Participation in the Small Business Lending Fund

Enacted as part of the Small Business Jobs Act, the Small Business Lending Fund (the “SBLF”) provides up to $30.0 billion in funds to encourage community banks to lend to small businesses. Under the SBLF, the U.S. Treasury will provide Tier 1 capital to qualifying financial institutions with assets of less than $10.0 billion by purchasing from them Tier 1-qualifying senior perpetual non-cumulative preferred stock with a liquidation preference of $1,000 per share. The dividend rate on the preferred stock will initially be a maximum of 5%. The dividend rate decreases as the qualifying institution’s small business lending increases by 10% or more, and can fall as low as 1%. However, if small business lending does not increase in the first two years, the rate will increase to 7%. After 4.5 years, the rate will increase to 9% if the institution has not repaid the SBLF funding. The SBLF is available to participants in the CPP as a method to refinance the preferred stock issued through that program. The maximum amount of available SBLF funding to a qualifying financial institution with more than $1.0 billion and less than $10.0 billion in assets, like us, is 3% of risk-weighted assets. The application deadline is March 31, 2011.

We are considering whether to submit an application for participation in the SBLF. Even if we decide to apply for participation in the SBLF, there is no assurance that we will be accepted. If approval is received from the U.S. Treasury, we will have an opportunity to determine if participation in the SBLF is in our best interests before committing to the program. We can provide no assurance at this time whether we will decide to participate. Participants in the SBLF may exit the program at any time, with approval from their primary regulator, by repaying the U.S. Treasury in full along with any accrued dividends.

The Offering

The following summary contains basic information about our Common Shares and is not intended to be complete. It does not contain all of the information that is important to you. For a more complete description of our Common Shares, see “DESCRIPTION OF CAPITAL STOCK” beginning on page S-18 of this prospectus supplement.

Common Shares we are offering	Common Shares

Common Shares outstanding after this offering	Common Shares [1],[2]

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million (or $ million if the underwriter exercises its over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds from this offering to further bolster our capital ratios, support our organic growth and strengthen our liquidity position, as well as to better position us for business opportunities in our market areas. We may also use the net proceeds for general corporate purposes and to contribute some portion of the proceeds in the form of capital to First Federal, which will use the proceeds for general corporate purposes, including the origination of loans and the purchase of investment securities. Although we may use the net proceeds we receive from this offering to repurchase a portion of the Series A Preferred Shares and the Warrant from the U.S. Treasury, we currently have no intention of doing so.

Dividends	We have not declared a cash dividend since the third quarter of 2009. During 2009, we declared a quarterly cash dividend of $0.04 per Common Share for the third quarter, $0.085 per Common Share for the second quarter, and $0.17 per Common Share for the first quarter. The declaration and payment of future dividends on our Common Shares will be at the discretion of our board of directors, subject to certain restrictions discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein. Additionally, the MOU prevents us from paying any dividends without prior OTS written non-objection, and we do not believe that the OTS is likely to permit any dividends in the foreseeable future. As a result, our payment of dividends in the future is uncertain. Even if we are permitted to pay dividends, we are currently subject to a quarterly cap of $0.26 per Common Share as a result of our participation in the CPP. See “RISK FACTORS” beginning on page S-7 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for information regarding restrictions on our ability to pay dividends on Common Shares.

Risk factors	See “RISK FACTORS” beginning on page S-7 of this prospectus, the risks described in the other documents incorporated by reference herein and other information included or incorporated by reference in this prospectus supplement for a discussion of factors you should carefully consider before buying the Common Shares.

NASDAQ Global Market Select symbol	FDEF

1 The number of Common Shares outstanding immediately after the closing of this offering is based on 8,122,974 Common Shares outstanding as of March 22, 2011.

2 Unless otherwise indicated, the number of Common Shares presented in this prospectus supplement excludes [                    ] Common Shares issuable pursuant to the exercise of the underwriters’ over-allotment option, [                    ] Common Shares issuable under our stock compensation plans, and 550,595 Common Shares issuable under the Warrant held by the U.S. Treasury. According to the terms of the Warrant, if, prior to the earlier of December 5, 2011 and the date on which the U.S. Treasury no longer holds the Warrant, we issue Common Shares at a price per share that is less than 90% of the market price, the number of Common Shares underlying the Warrant may be increased and the exercise price per share of the Warrant may be adjusted as set forth in the terms of the Warrant unless the offering constitutes a “permitted transaction” as defined in the Warrant.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following selected financial information as of and for each of the years in the five-year period ended December 31, 2010, is derived from our audited consolidated financial statements. The financial information as of and for the two-month period ended February 28, 2011 and 2010 is derived from our unaudited consolidated financial statements. Our first quarter of 2011 has not yet concluded. Accordingly, all of the results for the two-month period ended February 28, 2011 are preliminary in nature and are based upon currently available information. In the opinion of our management, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our financial position and results of operations for such periods, but may not include normal quarter-end adjustments. These results are also subject to further revision based upon final actual results for the entire quarter ending March 31, 2011 and upon our review and the review of our independent auditors of such quarterly results and an audit by our independent auditors of our annual results for the year ending December 31, 2011. In addition, we cannot assure you that our results for this period will be indicative of our results for the entire quarter ending March 31, 2011, or for the entire year ending December 31, 2011. The financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and notes thereto, both of which are included in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	For the Two Months Ended February 28,		For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share data)

	(Unaudited)		(Audited)
Financial Condition:
Total assets	$2,039,650	$2,052,016	$2,035,517	$2,057,523	$1,957,400	$1,609,404	$1,527,879
Investment securities	174,170	142,827	166,091	139,378	118,461	113,487	112,123
Loans held-to maturity, net	1,425,924	1,547,311	1,478,423	1,580,575	1,592,643	1,275,806	1,226,310
Allowance for loan losses	40,373	38,773	41,080	36,547	24,592	13,890	13,579
Nonperforming assets (1)	58,683	59,717	56,632	61,433	41,267	11,677	9,675
Deposits and borrowers’ escrow balances	1,590,777	1,575,431	1,576,356	1,580,891	1,470,564	1,218,620	1,139,112
FHLB advances	106,878	146,920	116,885	146,927	156,067	139,536	162,228
Stockholders’ equity	242,590	236,602	240,331	234,086	229,159	165,954	159,825

Share Information:
Basic earnings per Common Share	$ 0.18	$ 0.18	$ 0.75	$ 0.64	$ 0.91	$ 1.96	$ 2.22
Diluted earnings per Common Share	$ 0.18	$ 0.18	$ 0.75	$ 0.63	$ 0.91	$ 1.94	$ 2.18
Book value per Common Share	$25.28	$24.56	$25.00	$24.26	$23.67	$23.51	$22.38
Cash dividends per Common Share	$ 0.00	$ 0.00	$ 0.00	$0.295	$ 0.95	$ 1.01	$ 0.97
Weighted average diluted Common Shares outstanding	8,259	8,139	8,153	8,196	7,919	7,178	7,163
Common Shares outstanding end of period	8,118	8,118	8,118	8,118	8,117	7,059	7,142

Operations:
Interest income	$14,588	$15,962	$95,865	$100,579	$103,463	$98,751	$93,065
Interest expense	3,319	4,649	25,702	33,257	41,268	50,089	44,043
Net interest income	11,269	11,313	70,163	67,322	62,195	48,662	49,022
Provision for loan losses	2,118	2,685	23,177	23,232	12,585	2,306	1,756
Noninterest income	3,624	3,910	27,590	26,295	19,069	22,130	19,624
Noninterest expense	10,179	9,865	63,463	60,524	57,794	48,113	43,839
Income before tax	2,596	2,673	11,113	9,861	10,885	20,373	23,051
Federal income tax	765	893	3,005	2,667	3,528	6,469	7,451
Net income	1,831	1,780	8,108	7,194	7,357	13,904	15,600

Performance Ratios:
Return on average assets	0.55%	0.54%	0.39%	0.36%	0.40%	0.90%	1.04%
Return on average equity	4.71	4.69	3.40	3.09	3.85	8.48	10.03
Interest rate spread (2)	3.71	3.68	3.68	3.50	3.51	3.17	3.36
Net interest margin (2)	3.90	3.89	3.89	3.76	3.80	3.55	3.68
Ratio of operating expense to average total assets	3.08	2.98	3.09	2.99	3.12	3.12	2.93
Efficiency ratio (3)	67.54	63.85	63.89	61.50	67.74	67.29	63.31

Capital Ratios:
Equity to total assets at end of period	11.89%	11.53%	11.81%	11.38%	11.71%	10.31%	10.46%
Average equity to average assets	11.77	11.47	11.62	11.49	10.30	10.62	10.40

Asset Quality Ratios:
Nonperforming assets to total assets at end of period (1)	2.88%	2.91%	2.78%	2.99%	2.11%	0.73%	0.63%
Allowance for loan losses to loans receivable	2.75	2.44	2.70	2.26	1.52	1.08	1.10
Net charge-offs to average loans	1.16	0.18	1.21	0.70	0.41	0.16	0.15

(1)	Nonperforming assets consist of non-accrual loans that are contractually past due 90 days or more; loans that are deemed impaired under the criteria of FASB Statement No. 114; loans that have been restructured; and real estate, mobile homes and other assets acquired by foreclosure or deed-in-lieu thereof.

(2)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets. Interest income on tax-exempt securities and loans has been adjusted to a tax-equivalent basis using the statutory federal income tax rate of 35%.

(3)	The efficiency ratio represents non-interest expense divided by the sum of tax-equivalent net interest income plus non-interest income, excluding securities gains, net.

RISK FACTORS

An investment in our Common Shares involves risks. This prospectus supplement and the accompanying prospectus do not describe all of those risks. You should carefully consider the following risk factors and other information contained in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in each, before making an investment decision. The risks discussed below also include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements. Risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Business Risks

Economic conditions may adversely affect our operations and financial condition.

Local Economic Conditions – We conduct our banking and insurance business primarily in northwest Ohio, northeast Indiana and southeast Michigan. Unemployment rates for most of the counties within our geographic market area are above the median rate for the United States and above the median rates for the States of Ohio, Indiana, and Michigan. As reported for December 2010, the 15 counties in which our offices are located had unemployment rates between 8.1% and 16.3%. In addition, real estate values in our markets have declined and may continue to decline. High unemployment and declining real estate values have a negative impact on our earnings and financial condition because:

—	more borrowers are unable to make payments on their loans;

—	the value of collateral securing loans has declined; and

—	the overall quality of the loan portfolio has declined.

General Economic Conditions - Dramatic declines in real estate values, along with high unemployment, have disrupted the national credit and capital markets over the last few years. As a result, many financial institutions have had to seek additional capital, to merge with larger and stronger institutions, to seek government assistance or bankruptcy protection and, in some cases, they have been forced into a sale or closed by the bank regulatory agencies. Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including to other financial institutions, because of concern about the stability of the financial markets and the strength of counterparties. It is difficult to predict how long these economic conditions will exist, which of our markets, products or other businesses will ultimately be affected, and whether management’s actions will effectively mitigate these external factors. The reduced availability of credit, the lack of confidence in the financial sector, decreased consumer confidence, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition and results of operations.

As a result of the challenges presented by economic conditions, we face the following risks:

—

inability of borrowers to make timely repayments of their loans or decreases in value of real estate collateral securing the payment of such loans resulting in significant credit losses, which could result in increased delinquencies, foreclosures and customer bankruptcies, any of which could have a material adverse effect on our operating results;

—

increased regulation of the financial services industry, including heightened legal standards and regulatory requirements or expectations, will likely increase our costs and may limit our ability to pursue business opportunities;

—

further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may result in an inability to borrow on favorable terms or at all from other financial institutions;

—	increased competition among financial services companies due to the consolidation of financial institutions, which may adversely affect our ability to market our products and services; and

—	further increases in FDIC insurance premiums due to the market developments which have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

Declining Real Estate Values – As of December 31, 2010, approximately 74.3% of the loans in First Federal’s portfolio are secured in whole or in part by real estate. As residential real estate prices have declined in the last few years, defaults and foreclosures have increased. Commercial real estate values have also declined, and the owners of many income-producing properties are experiencing declines in their revenue, which may adversely affect their ability to repay their loans. Foreclosures and resolutions of nonperforming loans require significant personnel resources and involve other costs that may increase our operating expenses. Properties acquired through foreclosure or by deed in lieu of foreclosure are taking longer to sell in the current economy than they have historically, which increases our expenses for managing, maintaining and insuring real estate owned. If First Federal is unable to sell properties at a price that will cover its expenses as well as the unpaid principal and interest on the loan, the resulting write-downs and losses will adversely affect our net income.

Volatile Capital Markets - The capital and credit markets have been experiencing volatility and disruption for a few years. In some cases, the markets have produced downward pressure on credit availability for certain issuers. Continuing market disruption and volatility could have an adverse effect on our ability to access capital and on our business, financial condition and results of operations.

First Federal’s loan portfolio includes a concentration of commercial real estate loans and commercial loans, which involve risks specific to real estate value and the successful operations of these businesses.

At December 31, 2010, First Federal’s portfolio of commercial real estate loans totaled $767.0 million, or approximately 50.1% of total loans. First Federal’s commercial real estate loans typically have higher principal amounts than residential real estate loans, and many of our commercial real estate borrowers have more than one loan outstanding. As a result, an adverse development on one loan can expose us to greater risk of loss on other loans. Additionally, repayment of the loans is generally dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic conditions and events outside of the control of the borrower or lender could negatively impact the future cash flow and market values of the affected properties.

At December 31, 2010, First Federal’s portfolio of commercial loans totaled $370.0 million, or approximately 24.2% of total loans. Commercial loans generally expose us to a greater risk of nonpayment and loss than commercial real estate or residential real estate loans since repayment of such loans depends primarily on the successful operations and income stream of the borrowers. First Federal’s commercial loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower, such as accounts receivable, inventory, machinery or real estate. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans typically depends on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any exists.

First Federal targets its business lending towards small and medium-sized businesses, many of which have fewer financial resources than larger companies and may be more susceptible to economic downturns. If general economic conditions negatively impact these businesses, our results of operations and financial condition may be adversely affected.

Increases to the allowance for loan losses may cause our earnings to decrease.

We make a number of assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the amount of the allowance for loan losses, we rely on loan quality reviews, past loss experience, and an evaluation of economic conditions, among other factors. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover actual losses, resulting in additions to the allowance. Material additions to the allowance and any loan losses that exceed our reserves would materially adversely affect our results of operations and financial condition.

Bank regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on our results of operations and financial condition.

Changes in interest rates can adversely affect our profitability.

Our earnings are dependent to a large degree upon net interest income, which is the difference, or spread, between interest earned from loans and investments and interest paid on deposits and borrowings. Interest rates are highly sensitive to many factors, including:

—	the rate of inflation;

—	economic conditions;

—	federal monetary policies; and

—	the stability of domestic and foreign markets.

Because our interest-bearing liabilities may reprice or mature more quickly than our interest-earning assets, an increase in interest rates could result in a decrease in our net interest income.

First Federal originates a significant amount of residential mortgage loans that it sells in the secondary market. The origination of residential mortgage loans is highly dependent on the local real estate market and the current interest rates. Increasing interest rates tend to reduce the origination of loans for sale and consequently fee income, which we report as mortgage banking income. Conversely, decreasing interest rates have the effect of causing clients to refinance mortgage loans faster than anticipated. This causes the value of mortgage servicing rights on the loans sold to be lower than originally anticipated. If this happens, we may be required to write down the value of our mortgage servicing rights faster than anticipated, which will increase expense and lower earnings. Accelerated repayments on loans and mortgage backed securities could result in the reinvestment of funds at lower rates than the loans or securities were paying.

We hold certain intangible assets that could be classified as impaired in the future.

At December 31, 2010, we had $57.6 million in goodwill recorded on our balance sheet and $6.1 million in core deposit and other intangibles. Pursuant to Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 350, “Intangibles — Goodwill and Other,” we are required to test our goodwill, core deposit and other intangible assets for impairment on a periodic basis. The impairment testing process considers a variety of factors, including the current market price of our common shares, the estimated net present value of our assets and liabilities, and information concerning the terminal valuation of similarly situated insured depository institutions. The market price for our Common Shares was below the book value per share at December 31, 2010, and the shares generally traded below their book value during 2010. If the duration of this decline in the market value of our Common Shares and the decline in the market prices of the Common Shares of similarly situated insured depository institutions persists during future reporting periods, or if the severity of the decline increases, it is possible that future impairment testing could result in a partial or full impairment of the value of our goodwill or core deposit and other intangible assets, or both. If an impairment determination is made in a future reporting period, our earnings and the book value of these intangible assets will be reduced by the amount of the impairment. If an impairment loss is recorded, it will have little or no impact on the tangible book value of our common shares or on our regulatory capital levels.

Financial reform legislation recently enacted will, among other things, eliminate the OTS, tighten capital standards, create a new Bureau of Consumer Financial Protection and result in new laws and regulations that are expected to increase our costs of operations.

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Certain provisions of the Dodd-Frank Act are expected to have a near term impact on us. For example, the new law provides that the OTS, which is currently the primary federal regulator for First Federal and us, will cease to exist on July 21, 2011. The Office of the Comptroller of Currency (the “OCC”), which is currently the primary federal regulator for national banks, will become the primary federal regulator for federal thrifts, including First Federal. Additionally, the Board of Governors of The Federal Reserve System (the “Federal Reserve Board”) will supervise and regulate all savings and loan holding companies that were formerly regulated by the OTS, including us. Also effective July 21, 2011, is a provision that eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest-bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments will now be based on a financial institution’s average consolidated total assets less tangible equity. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and noninterest-bearing transaction accounts have unlimited deposit insurance through December 31, 2013.

The Dodd-Frank Act requires certain publicly-traded companies to give shareholders a non-binding vote on executive compensation and so-called “golden parachute” payments, and authorizes the SEC to promulgate rules that would allow shareholders to nominate their own candidates using a company’s proxy materials. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not. These rules may affect our ability to attract and retain experienced and qualified management personnel.

The Dodd-Frank Act also creates the Bureau of Consumer Financial Protection and gives it broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions. Additionally, the Bureau of Consumer Financial Protection has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Savings institutions with $10 billion or less in assets, such as First Federal, will continue to be examined for compliance with consumer laws by their primary bank regulators. The Dodd-Frank Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws.

It is difficult to predict the specific impact the Dodd-Frank Act, and the yet to be written implementing rules and regulations, will have on financial institutions. However, it is expected that they will increase our operating and compliance costs and could increase our interest expense.

Other laws and regulations may affect our results of operations.

The earnings of financial institutions are affected by the regulations and policies of various regulatory authorities, including the Federal Reserve Board, which regulates the money supply and will regulate us after July 21, 2011; the OTS, which currently regulates us and First Federal; the FDIC, which regulates First Federal; and the OCC, which will regulate First Federal after July 21, 2011. These regulatory agencies have extensive supervisory authority over us, affecting a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels and other aspects of operations. These supervisory and regulatory powers are intended primarily for the protection of our depositors and customers and the deposit insurance fund, rather than our shareholders.

In connection with its supervision of us, the OTS asked us to enter into an MOU, which is a tool employed by bank regulatory agencies to address areas of concern to the regulator. The MOU required us to submit a capital plan to the OTS that included capital targets to be established by our board of directors that are commensurate with our risk profile. At December 31, 2010, our consolidated regulatory capital ratios exceeded the capital targets set by our board as part of the capital plan. The MOU also requires that we obtain written non-objection from the OTS before paying any dividends, including dividends on Common Shares, or incurring, issuing, renewing, or rolling over any indebtedness. The MOU was amended on February 8, 2011 to include a requirement that we submit a three-year cash flow plan that included, among other things, strategies regarding meeting our debt obligations. First Federal also entered into an MOU, the principal terms of which relate to First Federal’s risk profile and asset quality. Compliance with the MOUs may restrict our operations and adversely affect financial results.

We issued $37.0 million of our Series A Preferred Shares to the U.S. Treasury pursuant to the CPP. The rules and policies applicable to CPP participants include limits on our ability to pay retention awards, bonuses and other incentive compensation during the period in which we have any outstanding securities held by the U.S. Treasury that were issued under the CPP. These limitations may adversely affect our ability to recruit and retain key personnel, especially if we are competing for talent against institutions that are not subject to the same restrictions.

The laws and regulations applicable to the banking industry could change at any time. As a result of ongoing challenges facing the U. S. economy in particular, the potential exists for new laws and regulations, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations. Increased regulation could increase our cost of compliance and reduce our income to the extent that they limit the manner in which we may conduct business, including our ability to offer new products, charge fees for specific products and services, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads.

Our ability to meet cash flow needs on a timely basis at a reasonable cost may adversely affect net income.

Our principal source of funds is dividends from First Federal. Also, we maintain a portfolio of securities that can be used as a secondary source of liquidity. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable could be impaired by factors that affect us directly or the financial services industry or economy in general, such as further disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Further, OTS regulations require that First Federal receive OTS approval prior to paying any dividend to us.

Other possible sources of liquidity include the sale or securitization of loans, the issuance of additional collateralized borrowings beyond those currently utilized with the FHLB, the issuance of debt securities and the issuance of preferred or common securities in public or private transactions, or borrowings from a commercial bank. We do not currently have any borrowings from a commercial bank, but have used them in the past. Pursuant to the MOU, we must obtain OTS written non-objection before incurring or issuing any debt.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to shareholders, or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, results of operations and financial condition.

Competition affects our earnings.

Our continued profitability depends on our ability to continue to effectively compete to originate loans and attract and retain deposits. Competition for both loans and deposits is intense in the financial services industry. We compete in our market area by offering superior service and competitive rates and products. The type of institutions we compete with include large regional commercial banks, smaller community banks, savings institutions, mortgage banking firms, credit unions, finance companies, brokerage firms, insurance agencies and mutual funds. As a result of their size and ability to achieve economies of scale, certain of our competitors can offer a broader range of products and services than we can offer. To stay competitive in our market area, we may need to adjust the interest rates on our products to match rates of our competition, which could have a negative impact on net interest margin.

The increasing complexity of our operations presents varied risks that could affect our earnings and financial condition.

We process a large volume of transactions on a daily basis and are exposed to numerous types of risks related to internal processes, people and systems. These risks include, but are not limited to, the risk of fraud by persons inside or outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, breaches of data security and our internal control system and compliance with a complex array of consumer and safety and soundness regulations. We could also experience loss as a result of potential legal actions that could arise as a result of operational deficiencies or as a result of noncompliance with applicable laws and regulations.

Although we have established a system of internal controls to provide management with information on a timely basis and allow for the monitoring of compliance with operational standards, losses from operational risks may still occur, including losses from the effects of operational errors.

Our operations are also dependent on our existing infrastructure, including equipment and facilities. Extended disruption of vital infrastructure as a result of fire, power loss, natural disaster, telecommunications failures, computer hacking or viruses, terrorist activity or the domestic response to such activity, or other events outside of the control of management could have a material adverse impact on our business, results of operations, cash flows and financial condition. We have a business recovery plan, but there are no assurances that such a plan will work as intended or that it will prevent significant interruptions to operations.

Unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of our computer systems or otherwise, could severely harm our business.

In the normal course of business, we collect, process and retain sensitive and confidential client and customer information on our behalf and on behalf of other third parties. Our facilities and systems, and those of our third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, lost or misplaced data, or other similar events. Any security breach involving the unauthorized disclosure or loss of confidential customer information, whether by us or by our third-party vendors, could severely damage our reputation, expose us to risks of litigation and liability, disrupt our operations and have a material adverse effect on our business.

We may not be permitted to repurchase the U.S. Treasury’s CPP investment if and when we request approval to do so.

While it is our plan to repurchase the Series A Preferred Shares as soon as practicable, in order to repurchase such securities, in whole or in part, we must establish to our regulators’ satisfaction that we have met all of the conditions to repurchase and must obtain the approval of our primary federal regulator and the U.S. Treasury. There can be no assurance that we will be able to repurchase the U.S. Treasury’s CPP investment in our Series A Preferred Shares subject to conditions that we find acceptable, or at all. In addition to limiting our ability to return capital to our shareholders, the U.S. Treasury’s investment could limit our ability to retain key executives and other key employees because of the limits on compensation that may be paid to employees of CPP participants, and limit our ability to develop business opportunities.

If we are unable to redeem our Series A Preferred Shares within five years from the issuance date, the cost of this capital to us will increase substantially.

If we are unable to redeem our Series A Preferred Shares prior to December 5, 2013, the cost of this capital will increase substantially on that date, from 5.0% per annum (approximately $1.9 million annually) to 9.0% per annum (approximately $3.3 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate could have a material adverse effect on our liquidity.

Offering and Common Share Risks

Market conditions and other factors may affect the market price of our Common Shares.

The market price of our Common Shares may fluctuate as a result of a variety of factors, many of which are beyond our control and may be unrelated to our underlying performance. The trading price of our Common Shares may also be affected by conditions that generally affect the financial markets. Factors and conditions affecting our market price include the following:

—	continued volatility in the trading markets;

—	operating results that vary from the expectation of management, securities analysts and investors;

—	developments in our business or the financial sector generally;

—	regulatory changes affecting our industry generally or our business and operations;

—	the operating and securities price performance of companies that investors consider to be comparable to us;

—	sales of substantial amounts of our securities into the marketplace;

—	announcements of strategic developments, acquisitions and other material events by us or our competitors;

—	our ability to integrate the companies and the businesses that we may acquire; and

—	changes in the credit, mortgage and housing markets, including the market for securities relating to mortgages or housing.

These factors and conditions may result in fluctuations in the trading prices of shares generally and, in turn, our Common Shares, and sales of substantial amounts of our Common Shares in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. A significant decline in our share price could result in substantial losses for shareholders and could lead to costly and disruptive securities litigation. Accordingly, the Common Shares that an investor purchases, whether in this offering or in the secondary market, may trade at a price lower than that at which they were purchased.

There is a limited trading market for our Common Shares, and you may not be able to resell your shares at or above the price you paid for them.

Although our Common Shares are listed for trading on The NASDAQ Global Select Market, the trading in our Common Shares has less liquidity than many other companies quoted on the same market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our Common Shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. We cannot assure you that volume of trading in our Common Shares will increase in the future.

Regulatory restrictions on dividends and our ability to repurchase shares may adversely affect our shareholders and the market price of our Common Shares.

As long as the Series A Preferred Shares are outstanding and held by the U.S. Treasury, we cannot increase the quarterly dividend on our Common Shares above $0.26 per share without prior approval from the U.S. Treasury. In addition to this restriction, the OTS has directed us to seek the written non-objection of the OTS before paying any dividends on our common shares. We are also subject to dividend restrictions generally applicable to all Ohio corporations and OTS-regulated thrift holding companies.

Our principal source of funds to pay dividends on our Common Shares is distributions from First Federal, which require the prior approval of the OTS. We do not believe the OTS is likely to approve any distributions from First Federal for this purpose in the foreseeable future.

As long as the Series A Preferred Shares are outstanding and held by the U.S. Treasury, we cannot repurchase our common shares without the consent of the U.S. Treasury (other than repurchases in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice and certain other exemptions). Further, the OTS has directed us to seek the written non-objection of the OTS before repurchasing any Common Shares.

We have broad discretion in how we use the proceeds of this offering.

Although we describe under the caption “USE OF PROCEEDS” our currently intended use of the net proceeds from this offering, we will have significant flexibility in using the net proceeds. We have not allocated specific amounts of the net proceeds from this offering for any specific purpose. You will be relying on the judgment of our management and our board of directors with regard to the use of the net proceeds, and you will not have the opportunity, before making your investment decision, to assess whether the proceeds will be used in a manner that you consider desirable.

There may be future sales of additional Common Shares or preferred shares or other dilution of our equity, which may adversely affect the trading price of our Common Shares.

After the completion of this offering, we expect to have approximately              authorized but unissued Common Shares and 4,963,000 authorized but unissued preferred shares available for future issuance. We are not restricted from issuing those additional Common Shares or preferred shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or preferred shares or any substantially similar securities. The per share trading price of our Common Shares could decline as a result of sales by us of a large number of Common Shares or preferred shares or similar securities in the market or the perception that such sales could occur. There can be no assurance that we will not in the future determine that it is advisable, or that we will not encounter circumstances where we determine that it is necessary, to issue additional Common Shares, securities convertible into or exchangeable for Common Shares or common-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. In addition, if we decide to repurchase the Series A Preferred Shares issued to the U.S. Treasury, we may elect or be required by our regulators to increase the amount of our Tier 1 common equity through the sale of additional Common Shares. Further, there can be no assurance that our regulators will not require us to obtain additional capital, including Tier 1 common equity, in the future in the event of further negative economic circumstances, in order for us to redeem our Series A Preferred Shares held by the U.S. Treasury under the CPP or otherwise. The market price of our Common Shares could decline as a result of such exchange offerings, as well as other sales of a large block of our Common Shares or similar securities in the market thereafter, or the perception that such sales could occur.

The terms of the Series A Preferred Shares and the Warrant issued to the U.S. Treasury may adversely affect the holders of our Common Shares.

We issued 37,000 Series A Preferred Shares and the Warrant to purchase 550,595 shares of our Common Shares to the U.S. Treasury under the CPP. The dividends accrued and the accretion on discount on the Series A Preferred Shares issued to the U.S. Treasury reduce the net income available to the holders of our Common Shares and our earnings per Common Share. Because the Series A Preferred Shares are cumulative, any dividends not declared or paid will accumulate and will be payable when the payment of dividends is resumed. If the Series A Preferred Shares are not redeemed within five years after their original date of issuance, the annual dividend rate on the Series A Preferred Shares will increase from 5.0% per annum to 9.0% per annum. If we are unable to redeem the Series A Preferred Shares by December 5, 2013, the increase in the annual dividend rate on the Series A Preferred Shares could have a material adverse effect on our earnings and could also adversely affect our ability to declare and pay dividends on our Common Shares. Series A Preferred Shares will also receive preferential treatment in the event of our liquidation, dissolution or winding up.

The Common Shares underlying the Warrant represent approximately 6.4% of the Common Shares outstanding as of December 31, 2010 (including the shares issuable upon exercise of the Warrant in our total outstanding Common Shares). If the Warrant is exercised, the interest of the existing holders of our Common Shares will be diluted. Although the U.S. Treasury has agreed not to vote any of the Common Shares acquired upon exercise of the Warrant, a transferee of the Warrant or of any Common Shares acquired upon exercise of the Warrant is not bound by this restriction. Finally, the terms of the Series A Preferred Shares allow the U.S. Treasury to impose additional restrictions, including those on dividends and to unilaterally amend the terms of the Series A Preferred Shares to comply with changes in applicable federal law.

If we fail to pay dividends on the Series A Preferred Shares for six quarterly dividend periods (whether or not consecutive), the U.S. Treasury will have the right to appoint two directors to our board of directors until all accrued but unpaid dividends have been paid. The MOU requires that we obtain the written non-objection of the OTS before we pay dividends on the Series A Preferred Shares.

As long as the Series A Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or our Articles of Incorporation, as amended (the “Articles”), the vote or consent of holders owning at least 66 2/3% of the Series A Preferred Shares outstanding is required for:

—	any authorization or issuance of shares ranking senior to the Series A Preferred Shares;

—	any amendments to the rights of the Series A Preferred Shares that would adversely affect the rights, preferences, privileges or voting power of the Series A Preferred Shares; or

—

the consummation of any merger, share exchange or similar transaction unless the Series A Preferred Shares remain outstanding, or if we are not the surviving entity in such transaction, are converted into or exchanged for preference securities of the surviving entity and the Series A Preferred Shares remaining outstanding or such preference securities have the rights, preferences, privileges and voting power of the Series A Preferred Shares.

The holders of Series A Preferred Shares, including the U.S. Treasury, may have different interests from the holders of our Common Shares, and could vote to block transactions that may be in the best interest of the present holders of our Common Shares.

An investment in our Common Shares is not an insured deposit.

Our Common Shares are not bank deposits and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our Common Shares is inherently risky for the reasons described in this “RISK FACTORS” section and elsewhere in this prospectus supplement and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our Common Shares, you may lose some or all of your investment.

There are substantial regulatory limitations on changes of control of financial institutions and their holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the OTS. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of our Common Shares.

Anti-takeover provisions could negatively impact our shareholders.

Provisions of Ohio law and our Articles could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us, even if an acquisition might be in the best interest of our shareholders.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $          million (or $          million if the underwriter exercises its over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds from this offering to further bolster our capital ratios, support our organic growth and to strengthen our liquidity position, as well as better position us for business opportunities in our market areas. We may also use the net proceeds for general corporate purposes and to contribute some portion of the proceeds in the form of capital to First Federal, which will use the proceeds for general corporate purposes, including the origination of loans and the purchase of investment securities. Although we may use the net proceeds we receive from this offering to repurchase a portion of the Series A Preferred Shares and the Warrant from the U.S. Treasury, we currently have no intention of doing so.

CAPITALIZATION

The following table sets forth our audited consolidated capitalization as of December 31, 2010, and as adjusted to give effect to the issuance of the Common Shares offered by this prospectus supplement. You should read the following table with the consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2010
	Actual	As Adjusted (1)
	($ in thousands, except per share data)
Series A Preferred Shares, $.01 par value per share: 37,000 shares authorized and issued with a liquidation preference of $37,231, net of discount	$36,463	$36,463
Preferred stock, $.01 par value per share: 4,963,000 shares authorized; no shares issued	--	--

Common Shares, $.01 par value per share: 25,000,000 shares authorized; 12,739,496 and shares issued, and 8,117,770 and shares outstanding, respectively	127	--

Common Share Warrant(2)	878	--

Additional paid-in capital	140,845	--

Accumulated other comprehensive income (loss), net of tax of $(184) and $(184), respectively	(342)	--

Retained earnings	134,988	--

Treasury Stock, at cost, 4,621,726 shares	(72,628)	--

Total stockholders’ equity	$240,331	$

Equity to total assets at end of period	11.81%	%

Average equity to average assets	11.62%	%

First Federal’s Capital Ratios(3):

Leverage capital ratio	10.81%	%

Tier 1 risk-based capital ratio	12.84%	%

Total risk-based capital ratio	14.09%	%

(1)	Assumes that Common Shares are sold in this offering at $ per share and that the net proceeds are approximately $ million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriter’s over-allotment option is exercised in full, Common Shares and additional paid-in capital will increase to $ and $ , respectively.

(2)	According to the terms of the Warrant, if, prior to the earlier of December 5, 2011 and the date on which the U.S. Treasury no longer holds the Warrant, we issue Common Shares at a price per share that is less than 90% of the market price, the number of Common Shares underlying the Warrant may be increased and the exercise price per share of the Warrant may be adjusted as set forth in the terms of the Warrant unless the offering constitutes a “permitted transaction” as defined in the Warrant. Therefore, the Warrant terms may be adjusted as a result of this offering.

(3)	Our consolidated capital ratios at December 31, 2010 were: leverage capital—10.92%; Tier 1 risk-based capital—12.89%; and total risk-based capital—14.14%. As adjusted for the offering, our consolidated capital ratios at December 31, 2010 would have been: leverage capital— %; Tier 1 risk-based capital— %; and total risk-based capital— %

MARKET PRICE OF OUR COMMON SHARES AND DIVIDENDS

Our Common Shares trade on The NASDAQ Global Select Market under the symbol “FDEF.” As of March 22, 2011, there were 8,122,974 Common Shares issued and outstanding held by approximately 2,289 shareholders of record. The last reported sales price of our Common Shares on March 22, 2011 was $14.07. The following table shows the high and low sales price per share of our Common Shares during the periods indicated, as well as the dividends we declared on the Common Shares for such periods. The share price information is based on data provided by The NASDAQ Global Select Market.

	Common Shares
			Cash
	Sales Price		Dividend
Fiscal Year 2011	High	Low	Declared
First quarter (through March 22, 2011)	$14.64	$11.89	$ --

Fiscal Year 2010
First quarter	$12.33	$ 9.20	$ --
Second quarter	14.85	8.53	--
Third quarter	10.63	8.55	--
Fourth quarter	12.32	9.94	--

Fiscal Year 2009
First quarter	$8.95	$ 3.76	$ 0.170
Second quarter	14.25	6.10	0.085
Third quarter	18.33	12.00	0.040
Fourth quarter	18.93	10.06	--

The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to purchase Common Shares. You are urged to obtain current market quotations for our Common Shares and to review carefully the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus.

Any future determination to pay dividends will be at the discretion of our board of directors, subject to applicable limitations under Ohio law and restrictions imposed by our regulators, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors. The MOU prohibits us from paying any dividends without the OTS providing written non-objection. See also the discussion in the accompanying prospectus under the caption “CAPITAL STOCK OF FIRST DEFIANCE – Common Shares – Dividends.”

Our primary source of funds for the payment of dividends is distributions from First Federal, which require the prior approval of the OTS, and we do not believe that the OTS is likely to approve any distributions from First Federal to us in the foreseeable future. As a result, our payment of dividends in 2011 and beyond is uncertain. Even if we are permitted to pay dividends, we are currently subject to a quarterly cap of $0.26 per Common Share as a result of our participation in the CPP.

DESCRIPTION OF CAPITAL STOCK

A summary of some of the important terms of our capital stock, including our Common Shares, is set forth in the accompanying prospectus under the caption entitled “CAPITAL STOCK OF FIRST DEFIANCE.” You should review the applicable provisions of Ohio law as well as our Articles and Code of Regulations for a more complete description of our Common Shares.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan governed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the ERISA plan’s particular circumstances before authorizing an investment in the Common Shares. Among other factors, the fiduciary should consider whether such an investment is in accordance with the documents governing the ERISA plan and whether the investment is appropriate for the ERISA plan in view of its overall investment policy and diversification of its portfolio.

Certain provisions of ERISA and the Code prohibit employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, plans described in Section 4975(e)(1) of the Code (including, without limitation, retirement accounts and Keogh Plans), and entities whose underlying assets include plan assets by reason of a plan’s investment in such entities (including, without limitation, as applicable, insurance company general accounts), from engaging in certain transactions (each a “prohibited transaction”) involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan or entity. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made), and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws. Any employee benefit plan or other entity, to which such provisions of ERISA, the Code or similar law apply, proposing to acquire the Common Shares should consult with its legal counsel.

We, directly or through our affiliates, may be considered a “party in interest” or a “disqualified person” as to a large number of plans. A purchase of Common Shares by any such plan may constitute or result in a prohibited transaction between the plan and us. Accordingly, Common Shares may not be purchased, held or disposed of by any such plan or any other person investing “plan assets” of any such plan that is subject to the prohibited transaction rules of ERISA or Section 4975 of the Code or other similar law, unless (1) such purchase, holding or disposition is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption (“PTCE”) such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or there is some other basis on which the purchase, holding or disposition of Common Shares is not prohibited, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code; or (2) the requirements of U.S. Department of Labor Regulation (“DOL Regulation”) Section 2550.401c-1 regarding insurance company general accounts are satisfied so that the Common Shares held by the purchaser do not constitute plan assets.

Any purchaser of the Common Shares or any interest therein will be deemed to have represented and warranted on each day including the date of its purchase of the Common Shares through and including the date of disposition of such Common Shares that either:

—	no portion of the assets used by such purchaser to acquire and hold the Common Shares constitutes assets of any employee benefits plan or similar arrangement; or

—

the purchase, holding and disposition of the Common Shares by such purchaser will not constitute a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or a violation under any applicable similar laws, and neither we, the underwriter, nor any of our affiliates is acting as a fiduciary (within the meaning of Section 3(21) of ERISA) in connection with the purchase, holding or disposition of our Common Shares and has not provided any advice that has formed or may form a basis for any investment decision concerning the purchase, holding or disposition of our Common Shares; or

—	the purchaser or holder has satisfied the requirements of DOL Regulation Section 2550.401c-1 such that the Common Shares held by the purchaser or holder do not constitute “plan assets.”

Any party who purchases, holds or disposes of our Common Shares or any interest therein on behalf of any governmental plan, church plan, or foreign plan will be deemed to have represented and warranted by its purchase, holding or disposition of our Common Shares or any interest therein that such purchase, holding or disposition does not violate any applicable similar laws.

Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is important that any person considering the purchase of the Common Shares with plan assets consult with its counsel regarding the consequences under ERISA and the Code, or other similar law, of the acquisition and ownership of Common Shares and the availability of exemptive relief under the class exemptions listed above.

UNDERWRITING

We are offering the Common Shares described in this prospectus supplement and the accompanying prospectus through Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods is acting as sole underwriter (the “Underwriter”), and we have entered into an underwriting agreement with the Underwriter, dated March     , 2011 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, the Underwriter has agreed to purchase the number of Common Shares set forth on the cover of this prospectus supplement.

Our Common Shares are offered subject to a number of conditions, including receipt and acceptance of the Common Shares by the Underwriter.

In connection with this offering, the Underwriter may distribute documents to investors electronically.

Commissions and discounts

Common Shares sold by the Underwriter to the public will be offered initially at the public offering price set forth on the cover of this prospectus supplement. The maximum compensation to be received by the Underwriter will not exceed 8% of the aggregate offering proceeds.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriter, assuming both no exercise and full exercise of the Underwriter’s over-allotment option to purchase an additional      Common Shares:

	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriter, will be approximately $    .

Over-allotment option

We have granted the Underwriter an option to buy up to      additional Common Shares at the public offering price, less underwriting discounts and commissions. The Underwriter may exercise this option in whole or from time to time in part solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriter has 30 days from the date of this prospectus supplement to exercise this option. If the Underwriter exercises this option, the Underwriter will be obligated, subject to the conditions in the Underwriting Agreement, to purchase the number of additional Common Shares noted in the option exercise.

No sales of similar securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriter. Under these agreements, we and each of these persons may not, without the prior written approval of the Underwriter, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Common Shares or any securities convertible into or exchangeable or exercisable for our Common Shares, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days after the date of the Underwriting Agreement. At any time and without public notice, the Underwriter may, in its sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and contribution

We have agreed to indemnify the Underwriter and its affiliates, selling agents and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriter and its affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

NASDAQ Global Select Market listing

Our Common Shares are listed on The NASDAQ Global Select Market under the symbol “FDEF.”

Price stabilization and short positions

In connection with this offering, the Underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our Common Shares, including:

—	stabilizing transactions;

—	short sales; and

—	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Common Shares while this offering is in progress. These transactions may also include making short sales of our Common Shares, which involve the sale by the Underwriter of a greater number of Common Shares than it is required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriter’s over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriter may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which it may purchase shares through the over-allotment option. The Underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time without notice. The Underwriter may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Passive market making

In connection with this offering, the Underwriter and selected dealers may engage in passive market making transactions in our Common Shares on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of Common Shares and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our Common Shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The Underwriter and selected dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Affiliations

The Underwriter and its affiliates have provided, and may in the future from time to time provide, certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

LEGAL MATTERS

The legality of the securities offered hereby will be passed upon for us by the law firm of Vorys, Sater, Seymour and Pease LLP. Certain legal matters will be passed upon for the Underwriter by Barack Ferrazzano Kirschbaum  & Nagelberg LLP.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$80,000,000

Common Shares

Preferred Shares

We may offer from time to time, in one or more offerings, our common shares, $0.01 par value per share (the “Common Shares”), and our preferred shares, $0.01 par value per share (the “Preferred Shares”).

This prospectus describes the general terms of the securities we may offer and the general manner in which we may offer the securities. Each time we offer securities, we will provide a prospectus supplement that will describe the specific terms of the securities offered and the specific manner in which we will offer the securities.

The securities may be offered for sale directly to purchasers or through one or more underwriters, agents or dealers to be designated from time to time. If any underwriters, agents or dealers are involved in the sale of any securities, the applicable prospectus supplement will set forth the names of any underwriters, agents or dealers and any applicable commissions or discounts.

The Common Shares are listed on the NASDAQ Global Select Market under the symbol “FDEF.” On November 9, 2009, the closing price for the Common Shares was $14.34.

Investing in our securities involves risks. We urge you to carefully review the information contained in this prospectus under the caption “RISK FACTORS” on page 1 and other information included or incorporated by reference in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before you make your investment decision.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM OR ANY OTHER GOVERNMENTAL OR REGULATORY AGENCY OR INSTRUMENTALITY.

Our principal executive offices are located at 601 Clinton Street, Defiance, Ohio 43512-3272, and our telephone number is (419) 782-5015.

The date of this prospectus is November 20, 2009.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under the section captioned “RISK FACTORS” in the applicable prospectus supplement, under the heading “Item 1A. Risk Factors” in Part I of our most recent Annual Report on Form 10-K, and in our updates to those risk factors under the heading “Item 1A. Risk Factors” in Part II of our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). When we use the term “securities” in this prospectus, we mean any of the securities that may be offered under this prospectus, unless we say otherwise. Under this shelf registration process, we may, from time to time, offer and sell up to $80,000,000 of the securities described in this prospectus in one or more offerings.

Before using this prospectus to offer securities, we will provide a prospectus supplement that will contain more specific information about the terms of a particular offering. The prospectus supplement may also add to, update or change information contained in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the applicable prospectus supplement and any free writing prospectus prepared by or on behalf of us, together with the information described under the heading “WHERE YOU CAN FIND MORE INFORMATION,” before deciding whether to invest in any of the securities offered.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement or free writing prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or any free writing prospectus is accurate as of any date other than the date on the cover of the applicable document. Any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

Unless the context otherwise requires, references to “First Defiance,” the “Company,” “we,” “our” and “us” and similar terms mean First Defiance Financial Corp. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to our financial condition, results of operations, cash flows, plans, objectives, strategies, targets, prospects and business. Forward-looking statements reflect our expectations, estimates or projections concerning future results or events. These statements are generally identified by the use of forward-looking words or phrases such as “believe,” “strategy,” “expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Forward-looking statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by the forward-looking statements. We cannot assure you that any of our expectations, estimates or projections will be achieved and you should not place undue reliance on forward-looking statements.

The risk factors set forth or incorporated by reference above under the section captioned “RISK FACTORS” could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

The forward-looking statements included or incorporated by reference in this prospectus are only made as of the date of this prospectus or the respective document incorporated by reference herein, as applicable, and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. See the section captioned “WHERE YOU CAN FIND MORE INFORMATION.”

Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

—	Local, regional, national and international economic conditions and the impact they may have on us and our customers and the our assessment of that impact.

—	Volatility and disruption in national and international financial markets.

—	Government intervention in the U.S. financial system.

—	Changes in the level of non-performing assets and charge-offs.

—	Changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.

—	Acquisitions and integration of acquired businesses.

—	Changes in consumer spending, borrowings and savings habits.

—	Changes in the financial performance our borrowers.

—	The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board of Governors.

—	Inflation, interest rate, securities market and monetary fluctuations.

—	The timely development and acceptance of new products and services and perceived overall value of these products and services by users.

—	Technological changes.

—	The ability to increase market share and control expenses.

—	Changes in the competitive environment among financial holding companies and other financial service providers.

—	The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we must comply.

—

The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.

—	The costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews.

—	Greater than expected costs or difficulties related to the integration of new products and lines of business.

—	Political instability.

—	Acts of God or of war or terrorism.

—	Our success at managing the risks involved in the foregoing items.

The list of factors above is illustrative but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All subsequent written and oral forward-looking statements concerning the matters addressed in this prospectus and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

FIRST DEFIANCE FINANCIAL CORP.

First Defiance is a unitary thrift holding company that conducts business through its two wholly owned subsidiaries, First Federal Bank of the Midwest (“First Federal”) and First Insurance & Investments (“First Insurance”). First Federal’s traditional banking activities include originating and servicing residential, commercial and consumer loans and providing a broad range of depository, trust and wealth management services. First Federal is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans primarily in the counties in which its offices are located. First Insurance & Investments is an insurance agency that does business in the Defiance and Bowling Green, Ohio areas offering property, casualty, group health, and life insurance products.

First Defiance was incorporated under the laws of the State of Ohio in 1995. Our principal executive offices are located at 601 Clinton Street, Defiance Ohio 43512, and our telephone number is (419) 782-5015. Our website can be accessed at http://www.fdef.com. Information contained in our website does not constitute part of, and is not incorporated into, this prospectus.

At September 30, 2009, we had consolidated assets of $2.02 billion, consolidated deposits of $1.54 billion, and consolidated shareholder’s equity of $234.5 million.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred share dividends for the periods shown. For the purpose of computing the ratios, earnings represent the sum of income before income taxes plus fixed charges and preferred share dividend requirements. Fixed charges represent total interest expense, including and excluding interest on deposits, and one-third of rental expense (which First Defiance believes is representative of the interest factor). Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. First Defiance had no preferred shares outstanding before the Series A Preferred Shares issued in December 2008.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges and preferred dividends:

Excluding Interest on Deposits	1.35x	1.30x	1.26x	1.41x	1.52x	1.61x	1.76x
Including Interest on Deposits	2.27x	2.26x	2.06x	3.06x	3.12x	3.13x	3.07x

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds we receive from the sale of the securities to further bolster our capital ratios, support our organic growth and better position us for business opportunities in our market areas, including possible FDIC-assisted transactions. We may also use the proceeds for general corporate purposes and to contribute some portion of the proceeds in the form of capital to First Federal, which will use such amount for general corporate purposes, including the origination of loans and the purchase of investment securities. We may also seek the approval of regulators to use the net proceeds we receive from the sale of the securities and other available cash to repurchase all or a portion of the 37,000 Fixed Rate Cumulative Perpetual Preferred Shares, Series A (the “Series A Preferred Shares”), and the warrant to purchase 550,595 of our Common Shares, that we issued to the United States Department of the Treasury (“U.S. Treasury”) pursuant to the Letter Agreement, dated December 5, 2008, and the related Securities Purchase Agreement – Standard Terms, between us and U.S. Treasury.

CAPITAL STOCK OF FIRST DEFIANCE

The following summary describes the material features of our capital stock. This summary does not describe every aspect of our capital stock and is subject to, and qualified in its entirety by reference to, all the provisions of our Articles of Incorporation, as amended (the “Articles”), Code of Regulations and Bylaws, each of which is attached as an exhibit to the registration statement of which this prospectus is a part, and the applicable provisions of Ohio law.

Authorized Capital Stock

We are authorized under the Articles to issue up to 25,000,000 Common Shares and up to 5,000,000 Preferred Shares. As of October 30, 2009, we had 8,117,520 Common Shares outstanding and 37,000 Series A Preferred Shares outstanding.

Common Shares

Liquidation Rights

Each Common Share entitles the holder thereof to share ratably in First Defiance’s net assets legally available for distribution to shareholders in the event of First Defiance’s liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment, subject to the rights of the holders of our Series A Preferred Shares. With respect to the amounts to be paid upon liquidation, the Series A Preferred Shares rank senior to the Common Shares.

Preemptive, Subscription, Conversion and Redemption Rights

The holders of Common Shares do not have preemptive, subscription or conversion rights, and there are no mandatory redemption provisions applicable to the Common Shares.

Dividends

As an Ohio corporation, First Defiance may, in the discretion of our Board of Directors, generally pay dividends to our shareholders out of surplus, however created, but must notify the shareholders if a dividend is paid out of capital surplus. Our ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends which may be declared and paid by our subsidiaries. Thus, as a practical matter, any restrictions on the ability of our subsidiaries to pay dividends will act as restrictions on the amount of funds available for payment of dividends by First Defiance.

Dividend payments from our subsidiaries are subject to legal and regulatory limitations, generally based on net income and retained earnings. The ability of our subsidiaries to pay dividends to us is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements and contractual obligations. Payments of dividends by one of our subsidiaries may be restricted at any time at the discretion of the applicable regulatory authorities, if they deem such dividends to constitute an unsafe and/or an unsound banking practice.

First Defiance is also subject to Office of Thrift Supervision policies that may, in certain circumstances, limit our ability to pay dividends. These policies require, among other things, that we maintain adequate capital above regulatory minimums. The Office of Thrift Supervision may also determine, under certain circumstances relating to our financial condition, that the payment of dividends would be an unsafe or unsound practice and prohibit the payment thereof. In addition, the Office of Thrift Supervision expects us to serve as a source of strength to our subsidiaries, which may require us to retain capital for further investments in our subsidiaries, rather than use those funds for dividends for our shareholders.

The dividend rights of holders of our Common Shares are also qualified by and subject to the dividend rights of holders of Series A Preferred Shares. With respect to the payment of dividends, the Series A Preferred Shares rank senior to the Common Shares. So long as any Series A Preferred Shares remain outstanding, unless all accrued and unpaid dividends on the Series A Preferred Shares have been paid or are contemporaneously declared and paid in full, no dividend whatsoever will be declared or paid on the Common Shares.

In addition, the Securities Purchase Agreement – Standard Terms with the U.S. Treasury contains limitations on the payment of dividends on the Common Shares from and after December 5, 2008 (including with respect to the payment of cash dividends in excess of $0.26 per share, which is the amount of the last quarterly cash dividend declared by First Defiance prior to October 14, 2008). Prior to the earlier of (1) December 5, 2011 and (2) the date on which the Series A Preferred Shares have been redeemed in whole or the U.S. Treasury has transferred the Series A Preferred Shares to unaffiliated third parties, we may not declare or pay any dividend or make any distribution on our Common Shares other than:

—	regular quarterly cash dividends not exceeding $0.26 per share; and

—	dividends payable solely in our Common Shares, without the consent of the U.S. Treasury.

Number of Directors

Our Articles provide for our Board of Directors to consist of not less than five and not more than 15 directors. The number of First Defiance directors was last fixed at 11 directors, and our Board of Directors currently consists of 11 directors.

Nomination of Directors

Under the Articles, either our Board of Directors or any shareholder entitled to vote in the election of directors may nominate a candidate for election to our Board of Directors. Shareholder nominations must be made in writing and must be delivered or mailed to our Secretary not less than 60 days prior to the anniversary date of the immediately preceding annual meeting of our shareholders. A shareholder’s notice nominating a director must set forth:

—	the name, age and address of each proposed nominee;

—	the principal occupation of each proposed nominee; and

—	the total number of shares of our stock that are owned by each proposed nominee.

Cumulative Voting Rights

Under Ohio law, shareholders have the right to make a request, in accordance with applicable procedures, to cumulate their votes in the election of directors unless a corporation’s articles of incorporation are amended, in accordance with applicable procedures, to eliminate that right. The Articles have been amended to eliminate cumulative voting in the election of directors.

Preferred Shares

Our authorized but unissued Preferred Shares are typically referred to as “blank check” preferred shares. This term refers to preferred shares for which the rights and restrictions are determined by the board of directors of a corporation at the time the preferred shares are issued. Under the Articles, our Board of Directors has the authority, without any further shareholder vote or action, to issue the remaining Preferred Shares in one or more series, from time to time, with such rights, preferences and relative, participating, optional or other special rights and privileges of, and qualifications, limitations or restrictions upon, the Preferred Shares, as may be provided in the amendment or amendments to the Articles adopted by our Board of Directors. Under Ohio law, absent a determination by our Board of Directors to establish different voting rights, holders of Preferred Shares would be entitled to one vote per share on matters to be voted upon by the holders of Common Shares and Preferred Shares voting together as a single class. Ohio law would also entitle the holders of Preferred Shares to exercise a class vote on certain matters.

The authority of our Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to Preferred Shares of any series:

—	the division of the Preferred Shares into series and the designation and authorized number of Preferred Shares (up to the number of Preferred Shares authorized) in each series;

—	the voting rights (full, conditional or limited) of the Preferred Shares of each series;

—	the dividend rates or the amount of dividends to be paid on the Preferred Shares of each series and whether the dividends are to be cumulative;

—	whether Preferred Shares are to be redeemable, and, if so, the price or prices at which, and the terms and conditions upon which the Preferred Shares may be redeemed;

—	the liquidation rights to which the holders of Preferred Shares will be entitled;

—	whether the Preferred Shares will be subject to the operation of a sinking fund, and, if so, upon what conditions;

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whether the Preferred Shares will be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of the conversion or exchange;

—	the price or other consideration for which the Preferred Shares are to be issued;

—	whether the issuance of any additional shares, or of any shares of any other series, will be subject to restrictions; and

—	any other designations, preferences, limitations or rights permitted by the Articles and Ohio law.

Our Board of Directors will fix the rights, preferences and limitations of each series of Preferred Shares that we sell under this prospectus and any applicable prospectus supplement in a certificate of amendment to the Articles. We will file as an exhibit to the registration statement of which this prospectus is a part, or incorporate by reference therein from another report that we file with the SEC, the form of any certificate of amendment to the Articles that describes the terms of the series of Preferred Shares that we are offering before the issuance of the related series of Preferred Shares. We will also describe in the applicable prospectus supplement the terms of the series of Preferred Shares being offered.

Our Board of Directors may authorize the issuance of Preferred Shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Shares. The issuance of Preferred Shares could have the effect of decreasing the market price of our Common Shares. The issuance of Preferred Shares also could have the effect of delaying, deterring or preventing a change in control of the Company without further action by our shareholders. When we issue Preferred Shares under this prospectus and a prospectus supplement, such Preferred Shares will be fully paid and nonassessable.

Anti-Takeover Effects of Articles of Incorporation, Bylaws, Code of Regulations and Ohio Law

Certain provisions in our Articles, Bylaws and Code of Regulations and the Ohio Revised Code could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of our shares.

Classification of the Board of Directors

Our Articles provide for our Board of Directors to be divided into three classes, with the term of office of one class expiring each year. This classification system increases the difficulty of replacing a majority of the directors at any one time and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of us. It also may maintain the incumbency of our Board of Directors. Under the Ohio General Corporation Law, shareholders may not remove any directors on a classified board of directors without cause.

Special Voting Requirements

Our Articles contain special voting requirements that may be deemed to have anti-takeover effects. These voting requirements are described in Article XV and apply when any of the following actions are contemplated:

—	any merger, share exchange or consolidation of First Defiance with or into a beneficial owner of 10% or more of the Common Shares or any affiliate of such a beneficial owner (a “Related Person”);

—	any sale, lease, exchange, transfer or other disposition of at least 25% of the assets of First Defiance to a Related Person;

—	any merger or consolidation into First Defiance or one of our subsidiaries of a Related Person;

—	any sale, lease, exchange, transfer or other disposition of at least 25% of the total assets of a Related Person to First Defiance;

—	the issuance of any securities of First Defiance or one of our subsidiaries to a Related Person;

—	the acquisition by First Defiance or one of our subsidiaries of any securities of a Related Person;

—	any reclassification of the Common Shares or any recapitalization involving the Common Shares; or

—	any agreement, contract or other arrangement providing for any of these transactions.

The affirmative vote required when Article XV applies to a proposed action is (1) at least 80% of the outstanding shares entitled to vote with respect to the action and, if any class or series of shares is entitled to vote thereon separately, at least 2/3 of the outstanding shares of such class or series and (2) at least a majority of the outstanding shares entitled to vote with respect to the action that are not beneficially owned by a Related Person; provided, however, that such supermajority shareholder approval is not required if the action is approved by at least 2/3 of the members of our Board of Directors who are not affiliated with a Related Person and who were members of the Board of Directors before the Related Person became a Related Person.

Limited Shareholder Action by Written Consent

The Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider to be in its best interest.

Control Share Acquisition Act

The Ohio General Corporation Law provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

—	one-fifth or more but less than one-third of such voting power;

—	one-third or more but less than a majority of such voting power; or

—	a majority or more of such voting power.

The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Control Share Acquisition Act.

Merger Moratorium Statute

Chapter 1704 of the Ohio Revised Code generally addresses a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and an “Interested Shareholder” who, alone or with others, may exercise or direct the exercise of at least 10% of the voting power of the corporation in the election of directors. The Merger Moratorium Statute prohibits such transactions between the corporation and the Interested Shareholder for a period of three years after a person becomes an Interested Shareholder, unless, prior to such date, the directors approved either the business combination or other transaction or approved the acquisition that caused the person to become an Interested Shareholder.

Following the three-year moratorium period, the corporation may engage in the covered transaction with the Interested Shareholder only if:

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the transaction receives the approval of the holders of shares entitling them to exercise at least two-thirds of the voting power of the corporation in the election of directors or the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder; or

—

the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation’s shares or the amount that would be due to the shareholders if the corporation were to dissolve.

The Merger Moratorium Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Merger Moratorium Statute.

Anti-Greenmail Statute

Pursuant to the Ohio Anti-Greenmail Statute, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of the corporation if a corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits.

The Anti-Greenmail Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Anti-Greenmail Statute.

PLAN OF DISTRIBUTION

We may sell the securities being offered by this prospectus in any one or more of the following ways from time to time:

—	to or through underwriters;

—	through dealers or agents;

—	directly to investors in negotiated sales or in competitively bid transactions; or

—	through any other methods described in a prospectus supplement.

Any prospectus supplement with respect to the securities that we will offer will describe the specific plan of distribution and the terms of the offering, including:

—	the name or names of any underwriters, dealers or agents;

—	the purchase price of the securities and the proceeds we will receive from the sale;

—	any underwriting discounts, selling commissions, agency fees or other items constituting underwriters’, dealers’ or agents’ compensation;

—	any initial public offering price; and

—	any discounts or concessions allowed or reallowed or paid to dealers or agents.

Underwriters

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of the offered securities for whom they act as agent. Underwriters may sell the offered securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

One or more remarketing firms may also offer or sell the securities, if the applicable prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The applicable prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket.

Dealers

If we use dealers in a sale, unless we inform you otherwise in a prospectus supplement, we will sell the securities to the dealers as principals. The dealers may then resell such securities to the public at varying prices that they determine at the time of resale.

Agents

If we use agents in a sale, unless we inform you otherwise in a prospectus supplement, the agents will act on a best efforts basis to solicit purchases for the period of their appointment.

Direct Sales

We may sell any of the securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of the securities.

Delayed Delivery Contracts

We may authorize underwriters, dealers or agents to solicit offers by institutions to purchase securities from us at the public offering price stated in the prospectus supplement under delayed delivery contracts that provide for payment and delivery on a specified date in the future. If we use delayed delivery contracts, the prospectus supplement will disclose such use and describe the conditions to which the delayed delivery contracts will be subject and the commissions payable for the solicitation of the delayed delivery contracts.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

General Information

Underwriters, agents or dealers and their affiliates may be customers of, engage in transactions with or perform services for First Defiance or our subsidiaries and affiliates in the ordinary course of business.

In order to facilitate an offering of securities, persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the offered securities. Such transactions, if commenced, may be discontinued at any time. If any such activities will occur, they will be described in the applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the legality of the securities offered hereby will be passed upon for us by the law firm of Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio. Unless otherwise provided in the applicable prospectus supplement, certain legal matters will be passed upon for any underwriter or agents by their counsel.

EXPERTS

The consolidated financial statements of First Defiance as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and the effectiveness of our internal control over financial reporting as of December 31, 2008, included in our Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report thereon and incorporated therein and herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The reports, proxy statements and other information that we file with the SEC are available to the public from the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available through our Internet site at http://www.fdef.com. The information on the SEC website and on our website is not a part of this prospectus. You may also read and copy any document we file with the SEC by visiting the SEC’s Public Reference Room in Washington, D.C. The SEC’s address in Washington, D.C. is 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents). Requests should be directed to: First Defiance Financial Corp., 601 Clinton Street, Defiance, Ohio 43512-3272, Attention: Donald P. Hileman, telephone number (419) 782-5015.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede information included or previously incorporated by reference into this prospectus from the date we file the document containing such information.

Except as noted below, we incorporate by reference the following documents that we have filed with the SEC and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the completion of the offering in the relevant prospectus supplement to which this prospectus relates or this offering is terminated:

—	Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

—	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009;

—	Current Report on Form 8-K filed on March 20, 2009; and

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The description of our Common Shares set forth in the Registration Statement we filed with the SEC on Form 8-A on September 25, 1995, including any amendment or report filed with the SEC for the purpose of updating this description.

Pursuant to General Instruction B of Form 8-K, any information furnished pursuant to “Item 2.02. Results of Operations and Financial Condition” or “Item 7.01. Regulation FD Disclosure” of Form 8-K is not deemed to be “filed” for purposes of Section 18 of the Exchange Act, and we are not incorporating by reference any information furnished pursuant to Item 2.02 or Item 7.01 (or former Item 9 or Item 12) of Form 8-K into this prospectus.

Shares

Common Shares

Keefe, Bruyette & Woods

March     , 2011